Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2016
Deducted from asset accounts:
Allowance for doubtful accounts	$261	562	—	(360)	$463
Allowance for obsolete inventories	$1,265	343	—	(1,227)	$381
Valuation allowance for deferred tax assets	$9,028	463	—	(1,033)	$8,458
Included in accrued expenses:
Reserve for sales returns	$147	1,334	—	(1,352)	$129
Year Ended December 31, 2017
Deducted from asset accounts:
Allowance for doubtful accounts	$463	351	—	(232)	$582
Allowance for obsolete inventories	$381	714	—	(529)	$566
Valuation allowance for deferred tax assets	$8,458	3,549	—	(571)	$11,436
Included in accrued expenses:
Reserve for sales returns	$129	1,277	—	(1,289)	$117